As filed with the Securities and Exchange Commission on May 14, 2015

Registration No. 333-193182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 7
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Fortress Transportation and Infrastructure Investors LLC
(Exact name of registrant as specified in its charter)

Delaware	6141	32-0434238
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 46th Floor
New York, New York 10105
(212) 798-6100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Cameron D. MacDougall
1345 Avenue of the Americas, 46th Floor
New York, New York 10105
(212) 798-6100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Joseph A. Coco	William M. Hartnett
Michael J. Zeidel	Helene R. Banks
Skadden, Arps, Slate, Meagher & Flom LLP	Cahill Gordon & Reindel LLP
Four Times Square	Eighty Pine Street
New York, New York 10036-6522	New York, New York 10005-1702
(212) 735-3000	(212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)   Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee
Common shares, representing limited liability company interests	23,000,000	$21.00	$483,000,000	$56,125(3)

(1) Includes 3,000,000 common shares that may be sold pursuant to the underwriters' option to purchase additional common shares.
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.
(3) The registration fee for the offering was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY 14, 2015

PRELIMINARY PROSPECTUS



FORTRESS
TRANSPORTATION
& INFRASTRUCTURE

Fortress Transportation and Infrastructure Investors LLC

20,000,000 Common Shares

Representing Limited Liability Company Interests

This is an initial public offering of common shares representing limited liability company interests of Fortress Transportation and Infrastructure Investors LLC. We are selling 20,000,000 of our common shares. After this offering, we will be externally managed by FIG LLC, which is an affiliate of Fortress Investment Group LLC ("Fortress"). Pursuant to the terms of a Management Agreement we have entered into in connection with this offering, FIG LLC, as our Manager, will be responsible for the day-to-day management of our operations, including sourcing, analyzing and executing on asset acquisitions and sales in accordance with our board-approved criteria. See "Our Manager and Management Agreement and Other Compensation Arrangements."

We expect the public offering price to be between $19.00 and $21.00 per share. Currently, no public market exists for the shares. We have been approved to list our common shares on the New York Stock Exchange ("NYSE") under the symbol "FTAI." We will be treated, for U.S. federal income tax purposes, as a partnership and not as an association or a publicly traded partnership taxable as a corporation. See "United States Federal Income Tax Considerations—Taxation of FTAI."

We are an "emerging growth company" as defined under applicable Federal securities laws and have elected to utilize reduced public company reporting requirements. See "Risk Factors—Risks Related to Our Common Shares—We are an emerging growth company within the meaning of the Securities Act, and due to our taking advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common shares could be less attractive to investors."

Investing in our common shares involves risks. See "Risk Factors" beginning on page 29 to read about certain factors you should consider before buying our common shares.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount[1]	$	$
Proceeds Before Expenses to Us	$	$

(1) We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting."

We have granted the underwriters the right for up to 30 days following this offering to purchase up to additional common shares, at the public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares against payment on or about   , 2015.

Joint Book-Running Managers

Citigroup	BofA Merrill Lynch	Barclays

Deutsche Bank Securities	UBS Investment Bank

Co-Managers

JMP Securities	Raymond James	Stephens Inc.

Wolfe Research Securities

provide for long-term contractual cash flow with high cash-on-cash yields and may include structural protections to mitigate credit risk. We believe that our existing asset base provides stable cash flow generation with over half of our revenue contracted and the remainder coming from markets with stable or growing demand outlook.

Our goal is to increase our earnings, cash flows and distributions by acquiring a diverse mix of transportation infrastructure and equipment that combine to deliver significant cash flow and upside potential. We target sectors that we believe enjoy strong long-term growth potential and proactively seek investment opportunities within those sectors that we believe have the best risk-adjusted return. We take an opportunistic approach—targeting assets that are distressed or undervalued, or where we believe we can add value through active management, without heavy reliance on the use of financial leverage to generate returns. We also seek to develop incremental opportunities to deploy capital through follow-on investments in our existing assets in order to grow our earnings and create value. As of December 31, 2014, our leverage on a weighted basis across our existing portfolio is approximately 24% of our total capital. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.

The charts below illustrate our existing assets, and our equity deployed in acquiring these assets separated by reporting segment as of December 31, 2014.

Percentage of Total Assets by Reportable Segment
(As of December 31, 2014)


2.2%
22.2%
51.8%
15.3%
8.4%
Jefferson Terminal
Railroad
Aviation Leasing
Offshore Energy
Shipping Containers

Percentage of Total Equity Capital by Reportable Segment
(As of December 31, 2014)


1.6%
36.6%
35.4%
7.9%
18.5%
Jefferson Terminal
Railroad
Aviation Leasing
Offshore Energy
Shipping Containers

Note:

- Excludes $13.9 million of assets and $6.5 million of equity reflected in our corporate operating segment.
- Jefferson Terminal and Railroad are included in our Infrastructure Business and Aviation Leasing, Offshore Energy and Shipping Containers are included in our Equipment Leasing Business.

Dividends

We view FTAI as a total return investment comprised of current yield and consistent dividend growth. We currently intend to pay regular quarterly dividends and to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "Dividend Policy." For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. We have historically not generated sufficient funds available for distribution to support this payout amount and our ability to do so is subject to certain uncertainties including the continued performance of our existing Equipment Leasing Business as well as the improvement in

the operating performance of our Infrastructure Business including Jefferson Terminal and CMQR. Furthermore, some of our prior distributions to our investors would not have been possible without proceeds from equity and debt financings. Any shortfalls in the future may be funded with the proceeds from further equity and debt financings. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly capital distributions which have been characterized as returns of capital to our investors that have grown consistently over time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations— Liquidity" for a further discussion of FAD, including its potential limitations as a liquidity measure. We currently target an annual growth rate of at least 10% for our regular dividends. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject, see "—Dividend Policy." For more information regarding our organizational structure following the consummation of this offering, see "—Our Organizational Structure."

Market Opportunity

We believe that market developments around the world are generating significant opportunities for the acquisition of infrastructure and equipment essential to the transportation industry and that demand for such assets will continue to grow given their critical role in the movement of goods and people globally. According to industry publications, approximately $7.2 trillion of global infrastructure investment will be needed in our target sectors between now and 2030, comprised of approximately $4.5 trillion for rail investments, $2.0 trillion for airports and $0.7 trillion for ports. Additionally, according to industry publications, the global demand for equipment financing over the next 5 to 15 years is approximately $6.1 trillion in our target sectors, comprised of approximately $4.6 trillion in the aviation sector, $1.4 trillion in offshore energy and $0.1 trillion in the intermodal transport sector. We expect this capital investment need to be driven by a number of factors, including global trade growth—which has, on average, doubled the rate of GDP growth over the past 30 years— and an emerging middle class in major markets around the world.



Asset Value by Sector in $2.7 Trillion Global Transportation Market
($ billions)

Source: Management estimate, April 2015.



Global Trade Growth Over 30 Years
(Indexed to 100)

Sources: Bloomberg, March 2015. World Trade Organization, April 2014.

As the demand for infrastructure and related equipment continues to grow, we believe that traditional providers of capital for transportation projects and equipment—including many governments and European banks—are failing to keep pace, particularly following the 2008-2009 financial crisis and changes to the banking regulatory landscape. European banks, for example, were the dominant financing providers in the world's transportation markets, accounting for over 50% of total transportation lending in 2006; by 2014, they accounted for only 40%, according to Bloomberg. We believe that this funding gap has led operators to rely more heavily



on third parties like us to finance and own transportation infrastructure and equipment on their behalf. We believe that these funding shortages are likely to continue, and will be particularly acute for small and midsized projects as well as projects with unique characteristics that do not fit easily within pre-established financing criteria. We believe that the supply-demand imbalance for capital to fund essential infrastructure and equipment will lead to additional opportunities for us to acquire and operate assets on compelling terms, and that our access to capital and our Manager's expertise and business and financing relationships position us well to take advantage of those opportunities. If we are able to continue to acquire assets on the basis that we have thus far, we believe that we will be well-positioned to grow our earnings and our cash flow available for dividends.

intensive nature of the sector and our Manager's expertise will enable us to make acquisitions and grow our exposure to the rail sector. As of December 31, 2014, we own one short-line railroad and 300 tank railcars.

Our Strengths

Strong Contracted Cash Flows Plus Growth Potential—We target a diverse mix of transportation infrastructure and equipment that delivers, on a combined basis, significant and predictable current cash flows plus the potential for earnings growth and asset appreciation. Our current portfolio includes assets in the aviation, energy, intermodal transport and rail sectors. Substantially all of our equipment assets are subject to ongoing leases providing stable operating cash flows equal to a significant percentage of the purchase price of our assets. Our holdings also include value-add infrastructure projects where we expect to be able to generate strong earnings and cash flow growth through development and asset repositioning. We expect our future investments to continue to deliver a mix of current cash flow and growth potential.

Opportunistic Investment Approach—We take an opportunistic approach to buying and managing assets—targeting assets that are distressed or undervalued, or where we believe we can add value through active management. We also try to develop incremental opportunities to deploy significant amounts of capital through follow-on investments in our existing assets in order to drive cash flow and growth. In these ways, we seek to deliver attractive returns on our portfolio without heavy reliance on financial leverage. As of December 31, 2014, our leverage on a weighted basis across our existing portfolio is approximately 24% of our total capital. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.

Experienced Investment Team—Our Manager is an affiliate of Fortress, a leading, diversified global investment firm with approximately $67.5 billion under management as of December 31, 2014. Founded in 1998, Fortress manages assets on behalf of over 1,500 institutional clients and private investors worldwide across a range of private equity, credit, liquid hedge funds and traditional asset management strategies. Over the last ten years, Fortress has been one of the industry's most active investors in transportation-related infrastructure and equipment globally. The Fortress team of investment professionals, currently led by Joseph Adams, has over fifty years of combined experience in acquiring, managing and marketing transportation and infrastructure assets. The team has been working directly together for over ten years and has collectively invested almost $3 billion in equity capital and purchased over $17 billion in transportation and infrastructure assets since 2002. Some of our Manager's prior transactions include the creation of Aircastle Ltd., one of the world's leading aircraft lessors; SeaCube Container Leasing Ltd., one of the world's largest container lessors; RailAmerica Inc., a leading short-line rail operator; and Global Signal Inc., an owner operator and lessor of towers and other communication structures for wireless communications. Aircastle Ltd., SeaCube Container Leasing Ltd., RailAmerica Inc. and Global Signal Inc. generated total returns (and IRRs) of 40% (5%), 153% (48%), 83% (23%) and 229% (61%), respectively, for public investors that purchased shares in the initial public offering and retained those shares until sale or in the case of Aircastle Ltd continue to own.

Extensive Relationships with Experienced Operators—Through our Manager, we have numerous relationships with operators across the transportation industry. We typically seek to partner and often co-invest with experienced operators and owners when making acquisitions, and our existing relationships enable us not only to source opportunities, but also to maximize the value of each asset post-closing. Our strategy is to actively manage our investments to improve operations, grow cash flows and develop incremental investment opportunities.

We Plan to Pay and Grow Our Dividends—We view FTAI as a total return investment comprised of current yield and consistent dividend growth. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly capital distributions which have been characterized as returns of capital to our investors that have grown consistently over time. For the years ended December 31, 2014 and 2013, capital distributions to members were approximately $76.0 million and $39.6 million, respectively. See "Management's



Discussion and Analysis of Financial Condition and Results of Operations—Liquidity" for a further discussion of FAD, including its potential limitations as a liquidity measure. We intend to continue paying regular quarterly dividends to our shareholders from funds available for distribution, and we currently target an annual growth rate of at least 10% for our regular dividends. We currently intend to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. Our ability to pay dividends will also be subject to certain risks and limitations. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "—Our Organizational Structure" for information regarding our organization structure following the consummation of this offering and "Dividend Policy."

Existing Portfolio

The following is a summary of our existing portfolio within our two primary strategic business units (Infrastructure and Equipment Leasing), with detail provided for each of our five reportable segments:

- *Infrastructure (approximately 37.0% of equity within our reportable segments as of December 31, 2014)*—We own transportation infrastructure in the rail and energy sectors, including a multi-modal crude oil and refined products terminal in Beaumont, Texas with a significant rail component and a short line railroad that operates from Maine to Montreal. These operations are included within our Jefferson Terminal and Railroad reportable segments, respectively.

    - *Jefferson Terminal (approximately 35.4% of equity within our reportable segments as of December 31, 2014)*—On August 27, 2014, we acquired a 60% equity interest in Jefferson Refinery, LLC ("Jefferson"), an energy infrastructure company that is developing a large multi-modal crude oil and refined products logistics terminal at the Port of Beaumont, Texas and also owns several other key assets involved in the transportation and processing of crude oil and related products. Jefferson Terminal's unique location close to Port Arthur enjoys direct rail service from three Class I railroads, and is adjacent to four major oil refineries with the capacity for processing over 1.5 million barrels of oil per day, the largest concentration of refineries in North America by capacity. Jefferson Terminal provides key logistics services to nearby refineries, supplying them with the capability to unload inbound crude, and load outbound refined products, by rail, truck, barge or ship. In the future, we expect to be able to provide direct pipeline connections to nearby refineries and storage hubs. Jefferson Terminal has the capacity to handle a total of 230,000 barrels per day of free-flowing crude oil and bitumen, primarily by rail, and offers on-site storage and blending services. We believe Jefferson Terminal is ideally positioned to take advantage of growing demand for rail unloading, storage and dock capacity on the U.S. Gulf Coast, where refineries are shifting from imported waterborne barrels to cheaper domestic (U.S. and Canadian) sources of crude. We expect Jefferson's attractive location and comprehensive multi-modal capabilities will result in stable and growing demand from refiner customers in the region. Furthermore, Jefferson provides significant organic growth opportunities from identified projects. We currently expect to deploy significant additional capital at Jefferson to increase truck, tank and rail assets and capacity, build out dock capacity to handle Canadian crude exports, and develop pipeline connections to a nearby refinery.

    - *Railroad (approximately 1.6% of equity within our reportable segments as of December 31, 2014)*—We acquired certain assets and assumed certain liabilities of the Montreal, Maine & Atlantic Railroad ("MM&A"), which we have renamed the Central Maine & Quebec Railroad (the "CMQR", or the "Line"), out of bankruptcy in May and June 2014. The CMQR is a 480-mile Class II railroad that runs from Montreal to the east coast of Maine, primarily transporting pulp and paper, construction products and chemicals. The CMQR offers the most direct route from ports in Montreal and on the East Coast of the U.S. to manufacturers and other customers in Maine and Quebec. We believe that CMQR represents an investment in critical infrastructure with a captive customer base at an attractive valuation and significant growth potential.

- *Equipment Leasing (approximately 63.0% of equity within our reportable segments as of December 31, 2014)*—We own transportation equipment that we lease out to customers in the following reportable segments: Aviation Leasing, Offshore Energy and Shipping Containers.

  - *Aviation Leasing (approximately 36.6% of equity within our reportable segments as of December 31, 2014)*—We own thirteen commercial aircraft—10 Boeing passenger aircraft (seven 737s, one 757 and two 767s) and three Airbus passenger aircraft (A320s)—that are each on long-term leases. We also own 27 commercial jet engines that are compatible with Boeing 737, 747, 757 and 767 aircraft models. Our engines are primarily on short-term leases with various airlines located around the globe. Our aviation portfolio is currently unlevered. As of December 31, 2014, 13 of our commercial jet engines, and all of our commercial aircraft, were leased to operators or other third parties. Aviation assets currently off lease are either undergoing repair and/or maintenance, or are currently held in short term storage awaiting a future lease. On an equity-weighted basis, our aviation equipment was approximately 93% utilized as of March 31, 2015. Our aircraft assets currently have a weighted average remaining lease term of 33 months, and our engine assets currently have an average remaining lease term of 13 months. In each case, we work closely with our existing customers to extend current leases, thus avoiding downtime and remarketing costs.

  - *Offshore Energy (approximately 18.5% of equity within our reportable segments as of December 31, 2014)*—We have four offshore energy investments, including one ROV support vessel, one AHTS vessel, one construction support vessel and one IMR vessel that is under construction. Our assets in our Offshore Energy segment are subject to long-term charters, whereby the operator assumes the operating expense and utilization risk for the vessels. The locally based operators with whom we partner operate our vessels for large energy companies, some of whom are national oil companies. Our Offshore Energy assets are leased to operators or other third parties and only one vessel is levered. The lease for the ROV support vessel expires in April 2019, the lease for the AHTS vessel expires in November 2023, the lease for the construction support vessel expires in July 2015 and the lease for the IMR vessel expires in December 2023.

  - *Shipping Containers (approximately 7.9% equity within our reportable segments as of December 31, 2014)*—We own, either directly or through a joint venture, interests in approximately 152,000 maritime shipping containers and related equipment. All of our shipping containers are on long-term leases to various shipping companies located around the globe, primarily on a finance lease basis with required or bargain purchase obligations. As of December 31, 2014, our shipping container portfolio was approximately 71% levered on a weighted-average basis. The weighted average remaining lease term for these assets is 2.3 years.

Recent Developments

Preliminary Estimated Results for the Three Months Ended March 31, 2015. For the three months ended March 31, 2015, we expect to report total revenues in the range of $33.0 million to $35.0 million, comprised of Equipment Leasing revenues in the range of $22.5 million to $23.5 million and Infrastructure revenues in the range of $10.5 million to $11.5 million. For the three months ended March 31, 2015, we expect to report net income in the range of $1.4 million to $2.4 million, and net income attributable to members in the range of $5.0 million to $6.0 million. For the three months ended March 31, 2015, we expect to report Funds Available for Distribution ("FAD") in the range of $13.4 million to $14.4 million.

FAD is not a financial measure prepared in accordance with GAAP. The Company uses FAD in evaluating its ability to meet its stated dividend policy as described in the prospectus. The Company believes that FAD will be a useful metric for investors and analysts for similar purposes. However, as described below, FAD is subject to a number of limitations and assumptions and there can be no assurance that the Company will generate FAD sufficient to meet its intended dividends. The GAAP measure most directly comparable to FAD is net cash (used in) provided by operating activities.

Definition

The Company defines FAD as:

- cash from operating activities
- plus:
  - principal collections on finances leases,
  - proceeds from the sale of assets, and
  - return of capital distributions from unconsolidated entities,
- less:
  - payments on debt, and
  - capital distributions to non-controlling interests, and
- excluding changes in working capital.

	Three Months Ended March 31, 2015	
	Low	High
	(Unaudited) Range (amounts in thousands except for share and per share data)	
Cash from Operating Activities	$ 5,750	$ 6,750
Add: Principal Collections on Finance Leases	2,750	3,100
Add: Proceeds from the Sale of Assets	100	150
Add: Return of Capital Distributions from Unconsolidated Entities	875	975
Less: Payments on Debt	(3,750)	(4,750)
Less: Capital Distributions to Non-Controlling Interests	—	(200)
Exclude: Changes in Working Capital	7,675	8,375
Funds Available for Distribution (FAD)[1]	$ 13,400	$ 14,400
Unaudited FAD per share, basic and diluted, as adjusted for the Distribution	*0.25*	*0.27*
Unaudited weighted average shares outstanding, basic and diluted, as adjusted for the Distribution	*53,502,873*	*53,502,873*

(1) Includes an expected FAD impact attributable to our Jefferson Terminal segment for the three months ended March 31, 2015 in the range of $(4) million to $(5) million. FAD does not include equity capital called from existing limited partners, proceeds from this offering, proceeds from any debt issuance, historical cash and cash equivalents and expected investments in our operations.

For the quarter ended March 31, 2015, capital distributions to members were approximately $24 million. Our preliminary estimates of the corresponding GAAP operating, investing and financing measures are as follows:

	Three Months Ended March 31, 2015	
	Low	High
	(Unaudited) Range (in thousands)	
Cash from operating activities	$ 5,750	$ 6,750
Cash from investing activities	(36,150)	(35,150)
Cash from financing activities	44,125	45,125

We have provided ranges, rather than specific amounts, for the preliminary results described above primarily because our financial closing procedures for the three months ended March 31, 2015 are not yet complete and, as a result our final results upon completion of our closing procedures may vary from the preliminary estimates. These estimates were prepared by and are the responsibility of our management, based upon a number of assumptions, in connection with the preparation of our financial statements. Additional items that may require material adjustments to the preliminary financial information may be identified. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update this information. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies," "Risk Factors—Risks Relating to Our Business" and "Forward-Looking Statements."

PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Limitations

FAD has material limitations as a liquidity measure of the Company because such measure excludes items that are required elements of the Company's net cash (used in) provided by operating activities as described below. You should not consider FAD in isolation or as a substitute for analysis of the Company's results of operations under GAAP and it is not the only metric that you should consider when evaluating the Company's ability to meet its stated dividend policy. Specifically:

- FAD does not include equity capital called from the Company's existing limited partners, proceeds from this offering, proceeds from any debt issuance or future equity offering, historical cash and cash equivalents and expected investments in the Company's operations.

- FAD does not give pro forma effect to prior acquisitions, certain of which cannot be quantified.

- While FAD reflects the cash inflows from the sale of certain assets, FAD does not reflect the cash outflows to acquire the assets as the Company relies on alternative sources of liquidity to fund such purchases.

- FAD does not reflect expenditures related to capital expenditures, acquisitions and other investments as the Company has multiple sources of liquidity and intends to fund these expenditures with the net proceeds from this offering, future incurrences of indebtedness, additional capital contributions and/or future issuances of equity.

- FAD does not reflect any maintenance capital expenditures necessary to maintain the same level of cash generation from our capital investments.

- FAD does not reflect changes in working capital balances as management believes that changes in working capital are primarily driven by short term timing differences which are not meaningful to the Company's distribution decisions.

- Management has significant discretion to make distributions and the Company is not bound by any contractual provision that requires it to use cash for distributions.

If such factors were included in FAD, there can be no assurance that the results would be consistent with the Company's presentation of FAD. For example, the Company's 2014 acquisitions of Jefferson Terminal and CMQR in our Infrastructure business would have had a negative impact on 2014 FAD, as both generated negative operating results, had such acquisitions been consummated at the beginning of the year.

Intended Second Quarter Dividend Critical Assumptions

For the second quarter of 2015, the Company intends to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. The Company has historically not generated sufficient funds available for distribution to support this payout amount and there can be no assurance that the Company will be able to meet its goals.

The shortfall between our historical funds available for distribution and our intended second quarter dividend of $0.33 per share primarily relates to fewer owned assets in our Equipment Leasing Business and negative operating performance in our Infrastructure Business during the historical periods presented below.

Projected Second Quarter Distribution Critical Assumptions

Historical FAD per share		
Three Months Ended March 31, 2015	2014 Quarterly Average	2013 Quarterly Average
0.25 to 0.27[1]	0.21[1]	0.26[1]

(1) Per share amount calculated using unaudited weighted average shares outstanding, as adjusted for the Distribution, of 53,502,873

In addition to the factors outlined above, the Company's ability to pay this dividend is subject to certain critical assumptions, including:

- Existing investments in our Equipment Leasing Business continue to generate returns generally consistent with prior performance.

- Improved performance in our Infrastructure Business, including the Jefferson Terminal and CMQR.

- An increase in FAD versus historical amounts and our ability to generate FAD consistent with our intended payout. In prior periods we have generated FAD less than our projections and funded shortfalls in part with proceeds from equity and debt financings.

- The continued availability of alternative sources of liquidity.



FTAI (FORTRESS) | RR Donnelley ProFile | NYO146AC399756 11.6.18 | SWRwebsi0nd | 14-May-2015 04:35 EST | 616610 TX 27 | 45*
FORM S-1 | START PAGE | | NYM | 14-May-2015 04:00 EST COMP | PS PMT 1C

THE OFFERING

Common shares we are offering . . . .   20,000,000 shares.

Common shares to be issued and
outstanding after this offering . . . .   73,502,873 shares (76,502,873 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds . . . .   We intend to use the net proceeds to us from this offering, together with our other sources of capital and liquidity, for the acquisition of new assets in the sectors in which we currently invest—aviation, energy, intermodal transport and rail—as well as to opportunistically acquire assets across the entire transportation and transportation-related infrastructure and equipment market. In addition, we intend to use the net proceeds for follow-on investments in our existing assets, working capital and other general corporate purposes.

Dividend policy . . . .   We intend to pay regular quarterly dividends to holders of our common shares out of assets legally available for this purpose. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. We currently intend to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. We have historically not generated sufficient funds available for distribution to support this payout amount and our ability to do so is subject to certain uncertainties including the performance of our existing Equipment Leasing Business as well as the improvement in the operating performance of our Infrastructure Business including Jefferson Terminal and CMQR. Furthermore, some of our prior distributions to our investors would not have been possible without proceeds from equity and debt financings. Any shortfalls in the future may be funded with the proceeds from further equity and debt financings. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject. See "Dividend Policy."

Risk factors . . . .   See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in our common shares.



| FTAI (FORTRESS) | RR Donnelley ProFile | NY0146AC399756 11.6.18 | SWRwebsi0nd | 14-May-2015 04:35 EST | | 616610 TX 27.1 | 2* |
| FORM S-1 | | | NYM | 14-May-2015 04:00 EST | COMP | PS PMT | 1C |

Tax . . . . Skadden, Arps, Slate, Meagher & Flom LLP has acted as our counsel in connection with this offering. At the closing of this offering, Skadden, Arps, Slate, Meagher & Flom LLP will deliver to us an opinion that, under current law, FTAI will be treated, for U.S. federal income tax purposes, as a partnership and not as an association or a publicly traded partnership taxable as a corporation. Accordingly, our shareholders will be required to report and pay tax currently on their allocable share of our income for U.S. federal income tax purposes, regardless of whether any cash or other dividends are paid to them. See "United States Federal Income Tax Considerations—Taxation of FTAI."

estimate the amount, timing, nature or success of our future capital raising efforts. Thus, common shareholders bear the risk that our future incurrence or issuance of debt or issuance of equity or equity-related securities will adversely affect the market price of our common shares.

Our determination of how much leverage to use to finance our acquisitions may adversely affect our return on our assets and may reduce funds available for distribution.

We utilize leverage to finance many of our asset acquisitions, which entitles certain lenders to cash flows prior to retaining a return on our assets. While our Manager targets using only what we believe to be reasonable leverage, our strategy does not limit the amount of leverage we may incur with respect to any specific asset. The return we are able to earn on our assets and funds available for distribution to our shareholders may be significantly reduced due to changes in market conditions, which may cause the cost of our financing to increase relative to the income that can be derived from our assets.

While we currently intend to pay regular quarterly dividends to our shareholders, we may change our dividend policy at any time.

Although we currently intend to pay regular quarterly dividends to holders of our common shares, we may change our dividend policy at any time. The declaration and payment of dividends to holders of our common shares will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. We currently intend to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "Dividend Policy." Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements (including the Morgan Stanley Credit Agreement which contains a covenant restricting the payment of dividends to us) to which they are subject. For example, the Jefferson Terminal Credit Agreement (as herein defined) contains a covenant that limits its ability to pay dividends to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt Obligations" for a discussion of the restrictions on distributions contained in the Jefferson Terminal Credit Agreement. In addition, pursuant to the Partnership Agreement, the General Partner will be entitled to receive incentive allocations before any amounts are distributed by the Company based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively. See "Our Manager and Management Agreement and Other Compensation Arrangements—Other Incentive Allocations."

Anti-takeover provisions in our operating agreement and Delaware law could delay or prevent a change in control.

Provisions in our operating agreement may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our shareholders. For example, our operating agreement will provide for a staggered board, will require advance notice for proposals by shareholders and nominations, will place limitations on convening shareholder meetings, and will authorize the issuance of preferred shares that could be issued by our board of directors to thwart a takeover attempt. In



addition, certain provisions of Delaware law may delay or prevent a transaction that could cause a change in our control. The market price of our shares could be adversely affected to the extent that provisions of our operating agreement discourage potential takeover attempts that our shareholders may favor.

There are certain provisions in our operating agreement regarding exculpation and indemnification of our officers and directors that differ from the Delaware General Corporation Law (the "DGCL") in a manner that may be less protective of the interests of our shareholders.

Our operating agreement provides that to the fullest extent permitted by applicable law our directors or officers will not be liable to us. Under the DGCL, a director or officer would be liable to us for (i) breach of duty of loyalty to us or our shareholders, (ii) intentional misconduct or knowing violations of the law that are not done

DIVIDEND POLICY

Since inception through March 31, 2015, we have made a total of fourteen regular quarterly capital distributions which have been characterized as returns of capital to our investors that have grown consistently over time. We currently intend to pay regular quarterly dividends and to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. We have historically not generated sufficient funds available for distribution to support this payout amount and our ability to do so is subject to certain uncertainties including the performance of our existing Equipment Leasing Business as well as the improvement in the operating performance of our Infrastructure Business including Jefferson Terminal and CMQR. Furthermore, some of our prior distributions to our investors would not have been possible without proceeds from equity and debt financings. Any shortfalls in the future may be funded with the proceeds from further equity and debt financings. Our dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject. See "Management's Discussion and Analysis" for a discussion of restrictions contained in such financing agreements. For more information regarding our organizational structure following the consummation of this offering, see "Prospectus Summary—Our Organizational Structure." In addition, pursuant to the Partnership Agreement, the General Partner will be entitled to receive incentive allocations before any amounts are distributed by the Company based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively, subject to certain adjustments. See "Our Manager and Management Agreement and Other Compensation Arrangements—Other Incentive Allocations" for a description of the terms of such arrangements. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior dividends, if at all.

capital contributions of $54,523 attributable to non-controlling interests in 2014, offset by an increase in capital distributions to non-controlling interests of $244, (iii) an increase in proceeds from borrowings, net of repayments, of $131,041 and (iv) a decrease in cash received from the receipt of maintenance deposits net of releases of $519. These increases were offset by a decrease in cash received for security deposits net of returns of $902 and cash outflows relating to the payment of financing fees of $4,610.

Liquidity

Funds Available for Distribution ("FAD") is not a financial measure prepared in accordance with GAAP. The Company uses FAD in evaluating its ability to meet its stated dividend policy as described in the prospectus. The Company believes that FAD will be a useful metric for investors and analysts for similar purposes. However, as described below, FAD is subject to a number of limitations and assumptions and there can be no assurance that the Company will generate FAD sufficient to meet its intended dividends. The GAAP measure most directly comparable to FAD is net cash (used in) provided by operating activities.

Definition

The Company defines FAD as:

- cash from operating activities

- plus:

  o principal collections on finances leases,

  o proceeds from the sale of assets, and

  o return of capital distributions from unconsolidated entities,

- less:

  o payments on debt, and

  o capital distributions to non-controlling interests, and

- excluding changes in working capital.

	Year Ended December 31, 2014	Year Ended December 31, 2013
	(amounts in thousands except for share and per share data)	
Cash from Operating Activities	$ (31,551)	$ 11,913
Add: Principal Collections on Finance Leases	11,931	8,263
Add: Proceeds from the Sale of Assets	37,074	30,434
Add: Return of Capital Distributions from Unconsolidated Entities	9,064	4,511
Less: Payments on Debt	(31,131)	(7,377)
Less: Capital Distributions to Non-Controlling Interests	(565)	(321)
Exclude: Changes in Working Capital	50,440	7,229
Funds Available for Distribution (FAD)	$ 45,262	$ 54,652
Unaudited FAD per share, basic and diluted, as adjusted for the Distribution	*0.85*	*1.02*
Unaudited quarterly average FAD per share, basic and diluted, as adjusted for the Distribution	*0.21*	*0.26*
Unaudited weighted average shares outstanding, basic and diluted, as adjusted for the Distribution	*53,502,873*	*53,502,873*

For the years ended December 31, 2014 and 2013, capital distributions to members were approximately $76.0 million and $39.6 million, respectively.

Limitations

FAD has material limitations as a liquidity measure of the Company because such measure excludes items that are required elements of the Company's net cash (used in) provided by operating activities as described below. You should not consider FAD in isolation or as a substitute for analysis of the Company's results of operations under GAAP and it is not the only metric that you should consider when evaluating the Company's ability to meet its stated dividend policy. Specifically:

- FAD does not include equity capital called from the Company's existing limited partners, proceeds from this offering, proceeds from any debt issuance or future equity offering, historical cash and cash equivalents and expected investments in the Company's operations.

- FAD does not give pro forma effect to prior acquisitions, certain of which cannot be quantified.

- While FAD reflects the cash inflows from the sale of certain assets, FAD does not reflect the cash outflows to acquire the assets as the Company relies on alternative sources of liquidity to fund such purchases.

- FAD does not reflect expenditures related to capital expenditures, acquisitions and other investments as the Company has multiple sources of liquidity and intends to fund these expenditures with the net proceeds from this offering, future incurrences of indebtedness, additional capital contributions and/or future issuances of equity.

- FAD does not reflect any maintenance capital expenditures necessary to maintain the same level of cash generation from our capital investments.

- FAD does not reflect changes in working capital balances as management believes that changes in working capital are primarily driven by short term timing differences which are not meaningful to the Company's distribution decisions.

- Management has significant discretion to make distributions and the Company is not bound by any contractual provision that requires it to use cash for distributions.

If such factors were included in FAD, there can be no assurance that the results would be consistent with the Company's presentation of FAD. For example, the Company's 2014 acquisitions of Jefferson Terminal and CMQR in our Infrastructure Business would have had a negative impact on 2014 FAD, as both generated negative operating results, had such acquisitions been consummated at the beginning of the year.

Intended Second Quarter Dividend Critical Assumptions

For the second quarter of 2015, the Company intends to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. The Company has historically not generated sufficient funds available for distribution to support this payout amount and there can be no assurance that the Company will be able to meet its goals.

The shortfall between our historical funds available for distribution and our intended second quarter dividend of $0.33 per share primarily relates to fewer owned assets in our Equipment Leasing Business and negative operating performance in our Infrastructure Business during historical periods presented below.

Projected Second Quarter Distribution Critical Assumptions

Historical FAD per share		
Three Months Ended March 31, 2015	2014 Quarterly Average	2013 Quarterly Average
0.25 to 0.27[1]	0.21[1]	0.26[1]

(1) Per share amount calculated using unaudited weighted average shares outstanding, as adjusted for the Distribution, of 53,502,873

In addition to the factors outlined above, the Company's ability to pay this dividend is subject to certain critical assumptions, including:

* Existing investments in our Equipment Leasing Business continue to generate returns generally consistent with prior performance.

* Improved performance in our Infrastructure Business, including the Jefferson Terminal and CMQR.

* An increase in FAD versus historical amounts and our ability to generate FAD consistent with our intended payout. In prior periods we have generated FAD less than our projections and funded shortfalls in part with proceeds from equity and debt financings.

* The continued availability of alternative sources of liquidity.

Debt Obligations

The debt agreements to which our subsidiaries are a party include customary terms and conditions, including covenants and representations and warranties. These agreements restrict, among other things, the ability of our subsidiaries that are party to such agreements and their respective subsidiaries to incur indebtedness, create liens on property, make investments or distributions, or dispose of assets.

Under such debt agreements, certain events, including non-payment of principal or interest, bankruptcy or insolvency, or a breach of a covenant or a representation or warranty may constitute an event of default and trigger an acceleration of payments.

The Jefferson Terminal Credit Agreement is secured on a first priority basis by substantially all assets of Jefferson Terminal, with certain exceptions. The Jefferson Terminal Agreement contains affirmative and negative covenants which limit certain actions of the borrowers. In addition, the Jefferson Terminal Credit Agreement contains a financial covenant requiring Consolidated EBITDA of Jefferson Gulf Coast Energy Holdings, LLC and its subsidiaries to be at least $30.0 million in any rolling twelve month period beginning with December 31, 2015. At December 31, 2014, the Company was in compliance with all covenants under the Jefferson Terminal Agreement.

The Jefferson Terminal Credit Agreement contains a restricted payment covenant that restricts the Jefferson parties to the agreement and their subsidiaries from making distributions to us unless (a) the Jefferson Group Members (as defined in such agreement) would, on a pro forma basis after giving effect to such restricted payment, have a total debt leverage ratio of not more than 2.50 to 1.00 and (b) such distributions do not exceed $10 million in any calendar year or $25 million in the aggregate during the term of the Jefferson Terminal Credit Agreement. This restriction is subject to a number of other exceptions, including, among others, an exception for (a) issuances of equity to management not in excess of $2 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years), (b) exceptions for activities otherwise permitted by the Jefferson Terminal Credit Agreement, to the extent such activities constitute a restricted payment, (c) exceptions for payments made with respect to (i) operating costs and expenses of FTAI Energy Partners LLC incurred in the ordinary course of business, other corporate overhead costs and expenses of FTAI Energy Partners LLC, (ii) taxes, (iii) permitted tax distributions, (iv) financing for certain permitted investments, (v) salary, bonus and other benefits payable to officers and employees of parent and any other director or indirect parent company of Jefferson Gulf Coast Energy Holdings LLC to the extent related to the ownership or operation of Jefferson Gulf Coast Energy Holdings LLC, and (vi) fees and expenses related to any unsuccessful equity or debt offering by Parent that is directly attributable to the operations of Jefferson Gulf Coast Energy Holdings LLC, Jefferson Gulf Coast Energy Partners LLC or their subsidiaries. As a result of these restrictions, Jefferson Gulf Coast Energy Partners LLC may only make limited distributions to us, if any, which in turn limits the availability of cash from Jefferson that we may use to make distributions to our shareholders.

Series 2010 Bonds

On December 1, 2010, Jefferson County Industrial Development Corporation issued $300.0 million of its Series 2010 Bonds, which provided tax-exempt financing for businesses, to be used for specific purposes to stimulate the economy of the respective beneficiary counties. The proceeds of this issuance were loaned to Jefferson Terminal, to be held in trust as restricted cash, to ensure adherence to the restrictions of use of the funds. Use of the proceeds requires approval from a trustee prior to release of funds.

In accordance with the terms of the trust indenture and security agreements, Series 2010 Bonds can be tendered by bondholders and purchased by the Company using the unused restricted cash proceeds. Series 2010 Bonds purchased by the Company are deemed to be owned by the Company, and are classified as assets, tendered bonds, in the Consolidated Balance Sheet with an equal corresponding amount as debt, as Series 2010 bonds owned by the Company are not deemed extinguished or cancelled. Tendered bonds do not convey principal or interest payments while held by the Company. During the year ended December 31, 2014, $2.0 million of principal was repaid related to the Series 2010 Bonds and the remaining $298.0 million of principal was tendered by the bondholders and purchased by the Company utilizing unused restricted cash proceeds. As of December 31, 2014, in the Consolidated Balance Sheet, the Company has $298.0 million of Tendered Bonds and an equal corresponding amount in Debt.

The Series 2010 bonds have a stated maturity date of December 1, 2040, currently bear interest at a rate of 0.6% per year, and the principal amount is due at maturity. At December 31, 2014, the Company was in compliance with all the covenants under the Series 2010 Bonds.

Series 2012 Bonds

On August 1, 2012, Jefferson County Industrial Development Corporation issued $46.9 million of its Series 2012 Bonds to specifically fund construction and operation of an intermodal transfer facility for crude oil and refined petroleum products. The proceeds of this issuance were loaned to Jefferson Terminal, to be held in trust as restricted cash, to ensure adherence to the restrictions of use of the funds. Use of the proceeds requires approval from a trustee prior to release of funds. Such restricted cash may only be released to us after payment of applicable reserves, including a six-month interest reserve, and expenses, as determined by the trustee.

In connection with the Company's acquisition of Jefferson Terminal, the Series 2012 Bonds were recorded at a fair value of $48.5 million and the premium is being amortized using the effective interest method over the remaining contractual term of the Series 2012 Bonds. As of December 31, 2014, $46.7 million of original principal on the Series 2012 Bonds remained outstanding.

The Series 2012 Bonds have a stated maturity of July 1, 2032, bear interest at 8.25%, and require scheduled principal payments. The principal of the Series 2012 Bonds are payable annually at varying amounts. At December 31, 2014, the Company was in compliance with all the covenants under the Series 2012 Bonds.

FTAI Pride Credit Agreement

On September 15, 2014, FTAI Pride, LLC, ("FTAI Pride") a subsidiary of the Company entered into a credit agreement (the "FTAI Pride Credit Agreement") with a bank in respect of a term loan in an aggregate

BUSINESS

Our Company

We own and acquire high quality infrastructure and equipment that is essential for the transportation of goods and people globally. We currently invest across four market sectors: aviation, energy, intermodal transport and rail. We target assets that, on a combined basis, generate strong and stable cash flows with the potential for earnings growth and asset appreciation. Our existing mix of assets provides significant cash flows as well as organic growth potential through identified projects. In addition, we believe that there are a large number of acquisition opportunities in our target sectors and that our Manager's expertise and business and financing relationships, together with our access to capital, will allow us to take advantage of these opportunities. We are externally managed by FIG LLC, an affiliate of Fortress, which has a dedicated team of professionals who collectively have acquired over $17 billion in transportation-related assets since 2002. As of December 31, 2014, we had total consolidated assets of $1,404.2 million and total equity capital of $713.5 million. We intend to pay regular quarterly dividends from funds available for distribution.

We believe that market developments around the world are generating significant opportunities for the acquisition of infrastructure and equipment essential to the transportation industry. Global trade growth has consistently outpaced global GDP growth over the last three decades and has fueled a large and growing demand for both cargo and passenger-related transportation infrastructure and equipment. At the same time, significant market dislocations are providing tremendous new investment opportunities. Traditional capital providers such as governments and European banks are not keeping pace with the need for long-term capital to support the industry, and we believe this shortage will continue for years to come. We believe that these factors will enable us to acquire attractive assets and continue to grow our business.

Our operations consist of two primary strategic business units—Infrastructure and Equipment Leasing. Our Infrastructure Business acquires long-life assets or operating businesses that provide mission-critical services or functions to transportation networks and typically have high barriers to entry, strong margins, stable cash flows and upside from earnings growth and asset appreciation driven by increased use and inflation. Our Equipment Leasing Business acquires assets that are designed to carry cargo or people or provide functionality to transportation infrastructure. Transportation equipment is typically long-lived, moveable and leased by us to companies that provide transportation services on either operating leases or finance leases. Our leases generally provide for long-term contractual cash flow with high cash-on-cash yields and may include structural protections to mitigate credit risk. We believe that our existing asset base provides stable cash flow generation with over half of our revenue contracted and the remainder coming from markets with stable or growing demand outlook.

Our goal is to increase our earnings, cash flows and distributions by acquiring a diverse mix of transportation infrastructure and equipment that combine to deliver significant cash flow and upside potential. We target sectors that we believe enjoy strong long-term growth potential and proactively seek investment opportunities within those sectors that we believe have the best risk-adjusted return. We take an opportunistic approach—targeting assets that are distressed or undervalued, or where we believe we can add value through active management, without heavy reliance on the use of financial leverage to generate returns. We also seek to develop incremental opportunities to deploy capital through follow-on investments in our existing assets in order to grow our earnings and create value. As of December 31, 2014, our leverage on a weighted basis across our existing portfolio is approximately 24% of our total capital. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.

The charts below illustrate our existing assets, and our equity deployed in acquiring these assets separated by reporting segment as of December 31, 2014.



Percentage of Total Assets by Reportable Segment
(As of December 31, 2014)

2.2%
22.2%
51.8%
15.3%
8.4%

Jefferson Terminal Railroad
■ Aviation Leasing ■ Offshore Energy ▨ Shipping Containers

Percentage of Total Equity Capital by Reportable Segment
(As of December 31, 2014)

1.6%
36.6%
35.4%
7.9%
18.5%

Jefferson Terminal Railroad
■ Aviation Leasing ■ Offshore Energy ▨ Shipping Containers

Note:

* Excludes $13.9 million of assets and $6.5 million of equity reflected in our corporate operating segment.
* Jefferson Terminal and Railroad are included in our Infrastructure Business and Aviation Leasing, Offshore Energy and Shipping Containers are included in our Equipment Leasing Business.

Dividends

We view FTAI as a total return investment comprised of current yield and consistent dividend growth. We currently intend to pay regular quarterly dividends and to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "Dividend Policy." For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. We have historically not generated sufficient funds available for distribution to support this payout amount and our ability to do so is subject to certain uncertainties including the continued performance of our existing Equipment Leasing Business as well as the improvement in the operating performance of our Infrastructure Business including Jefferson Terminal and CMQR. Furthermore, some of our prior distributions to our investors would not have been possible without proceeds from equity and debt financings. Any shortfalls in the future may be funded with the proceeds from further equity and debt financings. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly capital distributions which have been characterized as returns of capital to our investors that have grown consistently over time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity" for a further discussion of FAD, including its potential limitations as a liquidity measure. We currently target an annual growth rate of at least 10% for our regular dividends. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject, see "—Dividend Policy."



| FTAI (FORTRESS) | RR Donnelley ProFile | NY0146AC399756 11.8.18 | SWRwebsi0nd | 14-May-2015 07:19 EST | | 616610 TX 118 | 83* |
| FORM S-1 | | ■ NYM | | 14-May-2015 04:00 EST | COMP | PS PMT | 1C |

our leverage on a weighted basis across our existing portfolio is approximately 24% of our total capital. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.

Experienced Investment Team—Our Manager is an affiliate of Fortress, a leading, diversified global investment firm with approximately $67.5 billion under management as of December 31, 2014. Founded in 1998, Fortress manages assets on behalf of over 1,500 institutional clients and private investors worldwide across a range of private equity, credit, liquid hedge funds and traditional asset management strategies. Over the last ten years, Fortress has been one of the industry's most active investors in transportation-related infrastructure and equipment globally. The Fortress team of investment professionals, currently led by Joseph Adams, has over fifty years of combined experience in acquiring, managing and marketing transportation and infrastructure assets. The team has been working directly together for over ten years and has collectively invested almost $3 billion in equity capital and purchased over $17 billion in transportation and infrastructure assets since 2002. Some of our Manager's prior transactions include the creation of Aircastle Ltd., one of the world's leading aircraft lessors; SeaCube Container Leasing Ltd., one of the world's largest container lessors; RailAmerica Inc., a leading short-line rail operator; and Global Signal Inc., an owner operator and lessor of towers and other communication structures for wireless communications. Aircastle Ltd., SeaCube Container Leasing Ltd., RailAmerica Inc. and Global Signal Inc. generated total returns (and IRRs) of 40% (5%), 153% (48%), 83% (23%) and 229% (61%), respectively, for public investors that purchased shares in the IPO and retained those shares until sale or in the case of Aircastle Ltd continue to own.

Extensive Relationships with Experienced Operators—Through our Manager, we have numerous relationships with operators across the transportation industry. We typically seek to partner and often co-invest with experienced operators and owners when making acquisitions, and our existing relationships enable us not only to source opportunities, but also to maximize the value of each asset post-closing. Our strategy is to actively manage our investments to improve operations, grow cash flows and develop incremental investment opportunities.

We Plan to Pay and Grow Our Dividends—We view FTAI as a total return investment comprised of current yield and consistent dividend growth. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly capital distributions which have been characterized as returns of capital to our investors that have grown consistently over time. For the years ended December 31, 2014 and 2013, capital distributions to members were approximately $76.0 million and $39.6 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity" for a further discussion of FAD, including its potential limitations as a liquidity measure. We intend to continue paying regular quarterly dividends to our shareholders from funds available for distribution, and we currently target an annual growth rate of at least 10% for our regular dividends. We currently intend to maintain a payout ratio of between 50-60% of cash flows available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. Our ability to pay dividends will also be subject to certain risks and limitations. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "—Our Organization Structure" for information regarding our organization structure following the consummation of this offering and "Dividend Policy."

Existing Portfolio

We focus on assets that generate contracted cash flow and also have potential upside from growth in earnings and asset appreciation. We target primarily equity ownership of assets or entities that own assets. Our existing assets are made up of both operating companies that own transportation-related infrastructure such as our rail assets as well as transportation equipment that we lease out. Our average investment size (equity capital) as of December 31, 2014 was approximately $16 million.

Our transportation-related infrastructure operating companies are stand-alone companies that either directly own or operate their assets or operate them through a long-term concession or lease arrangement. Our customers pay for the use of the asset typically based on the volume of use or committed availability. We generally have



multiple customers and negotiate rates and usage of the assets based on the demand by our customers and the availability of the asset at the time. We typically pay for the operating expenses of the asset and as such retain the risks and opportunities of performance.



SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 14, 2015.

Fortress Transportation and
Infrastructure Investors LLC

By: /s/ Joseph Adams

Name: Joseph Adams
Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title	Date
/s/ Joseph Adams Joseph Adams	Chief Executive Officer and Director (Principal Executive Officer)	May 14, 2015
/s/ Jonathan G. Atkeson Jonathan G. Atkeson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 14, 2015
* Wesley R. Edens	Director	May 14, 2015
* Paul R. Goodwin	Director	May 14, 2015
* Ray M. Robinson	Director	May 14, 2015
* Martin Tuchman	Director	May 14, 2015

*By /s/ Cameron D. MacDougall

    Cameron D. MacDougall Attorney-in-fact

Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated May 14, 2015
Relating to the Preliminary Prospectus dated May 4, 2015
Registration Statement No. 333-193182

On May 13, 2015, Fortress Transportation and Infrastructure Investors LLC (the "Company") filed Amendment No. 7 ("Amendment No. 7") to its Registration Statement on Form S-1 (Registration No. 333-193182) to update certain disclosures that had been provided in its Preliminary Prospectus dated May 4, 2015 contained in Amendment No. 5 to its Registration Statement. The following summarizes the disclosure in the prospectus included in Amendment No. 7 that either did not appear in or updates the disclosure in the Preliminary Prospectus. References below to "we," "us," "our" and the "Company" are used in the manner described in the Preliminary Prospectus. Page numbers used herein refer to the Preliminary Prospectus contained in Amendment No. 5. The revised Preliminary Prospectus, as well as Amendment No. 5 to the Registration Statement of which it forms a part, can be accessed through the following link: http://www.sec.gov[xxx]

I.   In order to clarify the disclosure, the Company has renamed "Cash Available for Distribution" as "Funds Available for Distribution" or "FAD." The Company has updated such references throughout the Registration Statement. The Company has clarified the disclosure throughout the Registration Statement to note that, as a public company, the Company cannot assure whether it will pay dividends in amounts or on a basis consistent with prior distributions to its investors, if at all. The Company has clarified the disclosure throughout the Registration Statement to note that FAD's primary purpose is to serve as a metric in evaluating the Company's ability to meet its stated dividend policy as described in the Registration Statement. The Company has clarified the disclosure throughout the Registration Statement to also note that FAD is not the primary source of liquidity to fund capital expenditures, future acquisitions and other investments and does not include alternative sources of liquidity or the expenditures necessary for these investments. Additionally, the Company has revised the disclosure in the Registration Statement to disclose historical capital distributions when disclosing FAD and as follows:

The Company has revised the disclosure on pages 2 and 12 as follows:

We view FTAI as a total return investment comprised of current yield and consistent dividend growth. We currently intend to pay regular quarterly dividends and to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "Dividend Policy." For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. *We have historically not generated sufficient funds available for distribution to support this payout amount and our ability to do so is subject to certain uncertainties including the continued performance of our existing Equipment Leasing Business as well as the improvement in the operating performance of our Infrastructure Business including Jefferson Terminal and CMQR. Furthermore, some of our prior distributions to our investors would not have been possible without proceeds from equity and debt financings. Any shortfalls in the future may be funded with the proceeds from further equity and debt financings.* Since inception through March 31, 2015, we have made a total of fourteen regular quarterly *capital* distributions *which have been characterized as returns of capital* to our investors that have grown consistently over time. *See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity" for a further discussion of FAD, including its potential limitations as a liquidity measure.* We currently target an annual growth rate of at least 10% for our regular dividends. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject, *see "—Dividend Policy."*. For more information regarding our organizational structure following the consummation of this offering, see "—Our Organizational Structure."

The Company has revised the disclosure on pages 8 and 18 as follows:

We Plan to Pay and Grow Our Dividends—We view FTAI as a total return investment comprised of current yield and consistent dividend growth. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly *capital* distributions *which have been characterized as returns of capital* to our investors that have grown consistently over time. *For the years ended December 31, 2014 and 2013, capital distributions to members were approximately $76.0 million and $39.6 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations— Liquidity" for a further discussion of FAD, including its potential limitations as a liquidity measure.* We intend to continue paying regular quarterly dividends to our shareholders from funds available for distribution, and we currently target an annual growth rate of at least 10% for our regular dividends. We currently intend to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. Our ability to pay dividends will also be subject to certain risks and limitations. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "—Our Organizational Structure" for information regarding our organization structure following the consummation of this offering and "Dividend Policy."

The Company has clarified that i) the presentation of FAD without giving effect to our significant acquisitions in 2014 is meaningful to investors in evaluating our ability to make our projected distributions, ii) cash inflows from sales of assets are included in FAD, however FAD does not capture cash outflows to acquire the assets in the first place, iii) the Company's historical liquidity requirements for capital expenditures and acquisitions are unrelated to FAD and iv) FAD does not include any reductions for maintenance capital expenditures necessary to maintain the same level of cash generation from our capital investments. It has also included disclosure of the corresponding GAAP operating, investing and financing cash flow meansures when discussing FAD.

The Company has revised the disclosure on pages 10 and 92 as follows:

Funds Available for Distributions

Funds Available for Distribution ("FAD") is not a financial measure prepared in accordance with GAAP. The Company uses FAD in evaluating its ability to meet its stated dividend policy as described in the prospectus. The Company believes that FAD will be a useful metric for investors and analysts for similar purposes. However, as described below, FAD is subject to a number of limitations and assumptions and there can be no assurance that the Company will generate FAD sufficient to meet its intended dividends. The GAAP measure most directly comparable to FAD is net cash (used in) provided by operating activities.

Definition

The Company defines FAD as:

- *cash from operating activities*

- *plus:*

  - *principal collections on finances leases,*

  - *proceeds from the sale of assets, and*

  - *return of capital distributions from unconsolidated entities,*

- *less:*

  - *payments on debt, and*

  - *capital distributions to non-controlling interests, and*

- *excluding changes in working capital.*

	Three Months Ended	
	March 31, 2015	
	Low	High
	(Unaudited) Range (amounts in thousands except for share and per share data)	
Cash from Operating Activities	$ 5,750	$ 6,750
Add: Principal Collections on Finance Leases	2,750	3,100
Add: Proceeds from the Sale of Assets	100	150
Add: Return of Capital Distributions from Unconsolidated Entities	875	975
Less: Payments on Debt	(3,750)	(4,750)
Less: Capital Distributions to Non-Controlling Interests	—	(200)
Exclude: Changes in Working Capital	7,675	8,375
Funds Available for Distribution (FAD) [1]	$ 13,400	$ 14,400
Unaudited FAD per share, basic and diluted, as adjusted for the Distribution	0.25	0.27

Unaudited weighted average shares outstanding, basic and diluted, as adjusted for the Distribution	53,502,873	53,502,873

(1) Includes an expected FAD impact attributable to our Jefferson Terminal segment for the three months ended March 31, 2015 in the range of $(4) million to $(5) million. FAD does not include equity capital called from existing limited partners, proceeds from this offering, proceeds from any debt issuance, historical cash and cash equivalents and expected investments in our operations.

For the quarter ended March 31, 2015, capital distributions to members were approximately $24 million. Our preliminary estimates of the corresponding GAAP operating, investing and financing measures are as follows:

	Three Months Ended March 31, 2015			
	Low		High	
	(Unaudited) Range (In thousands)			
Cash from operating activities	$	5,750	$	6,750
Cash from investing activities		(36,150)		(35,150)
Cash from financing activities		44,125		45,125

We have provided ranges, rather than specific amounts, for the preliminary results described above primarily because our financial closing procedures for the three months ended March 31, 2015 are not yet complete and, as a result our final results upon completion of our closing procedures may vary from the preliminary estimates. These estimates were prepared by and are the responsibility of our management, based upon a number of assumptions, in connection with the preparation of our financial statements. Additional items that may require material adjustments to the preliminary financial information may be identified. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update this information. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies," "Risk Factors—Risks Relating to Our Business" and "Forward-Looking Statements."

PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Limitations

FAD has material limitations as a liquidity measure of the Company because such measure excludes items that are required elements of the Company's net cash (used in) provided by operating activities as described below. You should not consider FAD in isolation or as a substitute for analysis of the Company's results of operations under GAAP and it is not the only metric that you should consider when evaluating the Company's ability to meet its stated dividend policy. Specifically:

- *FAD does not include equity capital called from the Company's existing limited partners, proceeds from this offering, proceeds from any debt issuance or future equity offering, historical cash and cash equivalents and expected investments in the Company's operations.*

- *FAD does not give pro forma effect to prior acquisitions, certain of which cannot be quantified.*

- *While FAD reflects the cash inflows from the sale of certain assets, FAD does not reflect the cash outflows to acquire the assets as the Company relies on alternative sources of liquidity to fund such purchases.*

- *FAD does not reflect expenditures related to capital expenditures, acquisitions and other investments as the Company has multiple sources of liquidity and intends to fund these expenditures with the net proceeds from this offering, future incurrences of indebtedness, additional capital contributions and/or future issuances of equity.*

- *FAD does not reflect any maintenance capital expenditures necessary to maintain our capital investments to operate and produce the same level of operating cash flows.*

- *FAD does not reflect changes in working capital balances as management believes that changes in working capital are primarily driven by short term timing differences which are not meaningful to the Company's distribution decisions.*

- *Management has significant discretion to make distributions and the Company is not bound by any contractual provision that requires it to use cash for distributions.*

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If such factors were included in FAD, there can be no assurance that the results would be consistent with the Company's presentation of FAD. For example, the Company's 2014 acquisitions of Jefferson Terminal and CMQR in our Infrastructure business would have had a negative impact on 2014 FAD, as both generated negative operating results, had such acquisitions been consummated at the beginning of the year.

Intended Second Quarter Dividend Critical Assumptions

For the second quarter of 2015, the Company intends to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. The Company has historically not generated sufficient funds available for distribution to support this payout amount and there can be no assurance that the Company will be able to meet its goals.

The shortfall between our historical funds available for distribution and our intended second quarter dividend of $0.33 per share primarily relates to fewer owned assets in our Equipment Leasing Business and negative operating performance in our Infrastructure Business during the historical periods presented below.

Projected Second Quarter Distribution Critical Assumptions

	Historical FAD per share	
Three Months Ended March 31, 2015	**2014 Quarterly Average**	**2013 Quarterly Average**
0.25 to 0.27[1]	0.21[1]	0.26[1]

---

[1] Per share amount calculated using unaudited weighted average shares outstanding, as adjusted for the Distribution, of 53,502,873

In addition to the factors outlined above, the Company's ability to pay this dividend is subject to certain critical assumptions, including:

- *Existing investments in our Equipment Leasing Business continue to generate returns generally consistent with prior performance.*

- *Improved performance in our Infrastructure Business, including Jefferson Terminal and CMQR.*

- *An increase in FAD versus historical amounts and our ability to generate FAD consistent with our intended payout. In prior periods we have generated FAD less than our projections and funded shortfalls in part with proceeds from equity and debt financings.*

- *The continued availability of alternative sources of liquidity.*

II. The Company has clarified that capital expenditures, future acquisitions and other investments are not included in the Company's calculation of FAD and are not reflected in the $13.4 million to $14.4 million range of projected FAD for the quarter ended March 31, 2015. The Company has amended footnote 1 on page 11 as follows:

Includes an expected *FAD* impact attributable to our Jefferson Terminal segment for the three months ended March 31, 2015 in the range of $(4) million to $(5) million. *FAD does not include equity capital called from existing limited partners, proceeds from this offering, proceeds from any debt issuance, historical cash and cash equivalents and expected investments in our operations. For the quarter ended March 31, 2015, capital distributions to members were approximately $24 million.*

In addition, the Company has amended footnote 1 on page 58 as follows:

Consists of (i) $201.9 million of net equity capital expected to be called from existing limited partners of the Onshore Partnership and the Offshore Partnership, (ii) offering proceeds of $371.4 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) $22.1 million of historical cash and cash equivalents as of December 31, 2014. Approximately $49.5 million of the $251.4 million in net equity capital received since December 31, 2014 has been invested or is expected to be invested in our operations and is not reflected in cash and cash equivalents. *Such amounts are not included in the Company's calculation of FAD.*

III. The Company has clarified that the acquisition pipeline does not include any transactions that are subject to binding agreements at this time. The relevant changes are as follows:

Insertion of a new sentence at the end of the fourth paragraph under "Our Strategy" on page 4 and page 116:

As of the date of this prospectus, we have not reached a binding agreement regarding any of these potential acquisition opportunities. Each opportunity is subject to, among other things, due diligence, further negotiations and entry into definitive documentation, and our ability to consummate any of these potential opportunities is subject to a number of additional factors and conditions.

<u>Insertion of additional language under "Additional Acquisition Pipeline" on pages 12 and 123 as amended:</u>

In addition to our current investment portfolio, we have been and continue to be active in evaluating and pursuing various attractive acquisition opportunities. We are currently evaluating over $1.5 billion (measured by equity capital) of potential Infrastructure and Equipment Leasing acquisitions. Of this current pipeline, approximately 30% of potential opportunities are Aviation-related, including aircraft, engines and airports; approximately 25% are Offshore Energy-related, including energy service companies; and the remainder includes opportunities for intermodal, rail and port-related investments. These opportunities are in varying stages of development from preliminary diligence, to submission of a non-binding offer, and through delivery of a *non-binding* letter of intent and negotiation of key terms. *However, as of the date of this prospectus, we have not reached a binding agreement regarding any of these potential acquisition opportunities. Each opportunity is subject to, among other things, due diligence, further negotiations and entry into definitive documentation, and our ability to consummate any of these potential opportunities is subject to a number of additional factors and conditions.* We plan to use the net proceeds from this proposed offering to help fund this acquisition pipeline.

IV. The Company has clarified its planned capital expenditures, business and asset acquisitions for the next 12 months by adding the following language under "Liquidity and Capital Resources" on page 91:

As of December 31, 2014, planned capital expenditures for the Company and its subsidiaries for the next 12 months totaled approximately $105 million, occurring primarily at the Jefferson Terminal segment. The Company expects to fund a portion of its share of the capital expenditures with approximately $49 million of net equity capital received from its limited partners since December 31, 2014 (exclusive of the $201.9 million in capital the Company has called prior to this offering). The remaining amounts are expected to be funded by both borrowings and contributions from non-controlling interest holders.

In addition, the Company is currently evaluating over $1.5 billion of potential Infrastructure and Equipment Leasing transactions which could occur within the next 12 months. See "Summary—Recent Developments—Acquisition Pipeline." However, as of the date of this prospectus, none of the above-referenced pipeline transactions or negotiations are definitive or included within our planned liquidity needs of the Company.

V. The Company has included in the Summary Financial Information beginning on page 22 a column that reflects the unaudited pro forma combined financial information included elsewhere in the Registration Statement. The revised summary table and related introductory information is set forth below.

3



The unaudited pro forma combined financial information has been prepared to reflect adjustments to our historical consolidated financial information that are (i) directly attributable to the Pro Forma Transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on our results. However, such adjustments are estimates based on certain assumptions and may not prove to be accurate. Information regarding these adjustments is subject to risks and uncertainties that could cause actual results to differ materially from our unaudited pro forma combined financial information.

The unaudited pro forma combined financial information gives effect to the following (the "Pro Forma Transactions"):

- *the acquisition of Montreal, Maine and Atlantic Railway Ltd. ("MM&A—U.S.") and Montreal, Maine and Atlantic Canada Co ("MM&A—Canada") on May 15, 2014 and June 30, 2014, respectively, which are accounted for as business combinations. The acquired businesses were renamed as CMQR subsequent to the acquisition;*

- *the acquisition of a 60% interest in Jefferson Terminal on August 27, 2014, which was accounted for as a business combination and the financing under the new credit facility entered into in connection with such acquisition;*

- *the management fee payable to the Manager and the incentive compensation allocable to the General Partner following this offering; and*

- *the issuance of common shares to the Initial Shareholders immediately prior to this offering in exchange for existing membership interests in the Company.*

The unaudited pro forma combined statement of operations for the year ended December 31, 2014 gives effect to the Pro Forma Transactions as if they had occurred as of January 1, 2014. The unaudited pro forma combined balance sheet as of December 31, 2014 gives effect to the Pro Forma Transactions, as if they had occurred on December 31, 2014.

The _following_ summary _historical consolidated and unaudited pro forma combined_ financial _information_ should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," _"Unaudited Pro Forma Combined Financial Information,"_ and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	PRO FORMA (UNAUDITED)	HISTORICAL	
	Year ended December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2013
Statement of Operations data:	(in thousands except for share and per share data)		
Equipment leasing revenues	$ 45,154	$ 43,984	$ 19,530
Infrastructure revenues	21,021	13,946	—
Total revenues	66,175	57,930	19,530
Operating expenses	34,542	27,223	3,157
General and administrative [1]	39,739	2,007	805
Acquisition and transaction expenses	310	11,450	260
Management fees to affiliate	9,255	5,463	2,211
Depreciation and amortization	21,266	15,998	3,909
Interest expense [2]	14,963	5,872	2,816
Total expenses	120,075	68,013	13,158
Equity in earnings of unconsolidated entities, net	6,093	6,093	10,325
Gain on sale of equipment, net	1,403	7,576	2,415
Gain on sale of unconsolidated entity	—	—	6,144
Interest income	186	186	23
Other income (expense)	(4,519)	20	—
Total other income	3,163	13,875	18,907
(Loss) Income before income taxes	(50,737)	3,792	25,279
Provision for income taxes	874	874	—
Net (loss) income	(51,611)	2,918	25,279
Less: Net (loss) income attributable to non-controlling interest in consolidated subsidiaries	(24,312)	(4,862)	458
Net (loss) income attributable to members	$ (27,299)	$ 7,780	$ 24,821
Unaudited (loss) earnings per share, basic and diluted, as adjusted for the Distribution	(0.51)	0.15	0.46
Unaudited weighted average shares outstanding, basic and diluted, as adjusted for the Distribution	53,502,873	53,502,873	53,502,873
Adjusted Net Income [3]		$ 20,657	$ 25,081
Adjusted Net Income [4]		$ 89,313	$ 70,397

(1) The increase in pro forma general and administrative expense as compared to historical periods is primarily attributable to approximately $37 million in general and administrative expenses incurred by Jefferson Terminal during its pre-acquisition period in 2014.

(2) The increase in pro forma interest expense as compared to historical periods is primarily attributable to reflecting the interest expense associated with the $100 million term loan from Morgan Stanley Senior Funding, Inc., entered into in connection with the Jefferson Terminal acquisition as if the term loan had been outstanding since January 1, 2014. The term loan has a variable interest rate, which is calculated as 9% at the date of acquisition.

	PRO FORMA (UNAUDITED)	HISTORICAL	
	December 31, 2014	December 31, 2014	December 31, 2013
Balance Sheet data:	(in thousands)		
Total assets	$ 1,404,201	$ 1,404,201	$ 278,647
Debt obligations	592,867	592,867	73,388
Total liabilities	690,704	690,704	82,763
Total members' equity	713,497	713,497	195,884



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VI.   The Company has expanded its disclosure to explain in greater detail the restricted payment covenants in its subsidiaries debt agreements and their impact on the Company's ability to make distributions.

The Company has revised the disclosure on page 54 as follows:

While we currently intend to pay regular quarterly dividends to our shareholders, we may change our dividend policy at any time. The declaration and payment of dividends to holders of our common shares will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. We currently intend to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. _We have historically not generated sufficient funds available for distribution to support this payout amount and our ability to do so is subject to certain uncertainties including the performance of our existing Equipment Leasing Business as well as the improvement in the operating performance of our Infrastructure Business including Jefferson Terminal and CMQR. Furthermore, some of our prior distributions to our investors would not have been possible without proceeds from equity and debt financings. Any shortfalls in the future may potentially be funded with further equity and debt financings._ As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "Dividend Policy." Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements. _For example, the Jefferson Terminal Credit Agreement (as herein defined) contains a covenant that limits its ability to pay dividends to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt Obligations" for a discussion of the restrictions on distributions contained in the Jefferson Terminal Credit Agreement._ In addition, pursuant to the Partnership Agreement, the General Partner will be entitled to receive incentive allocations before any amounts are distributed by the Company based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively. See "Our Manager and Management Agreement and Other Compensation Arrangements—Other Incentive Allocations."

The Company has revised the disclosure on page 94 under the "Jefferson Terminal Credit Agreement" as follows:

The Jefferson Terminal Credit Agreement contains a restricted payment covenant that restricts the Jefferson parties to the agreement and their subsidiaries from making distributions to us unless (a) the Jefferson Group Members (as defined in such agreement) would, on a pro forma basis after giving effect to such restricted payment, have a total debt leverage ratio of not more than 2.50 to 1.00 and (b) such distributions do not exceed $10 million in any calendar year or $25 million in the aggregate during the term of the Jefferson Terminal Credit Agreement. This restriction is subject to a number of other exceptions, including, among others, an exception for (a) issuances of equity to management not in excess of $2 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years), (b) exceptions for activities otherwise permitted by the Jefferson Terminal Credit Agreement, to the extent such activities constitute a restricted payment, (c) exceptions for payments made with respect to (i) operating costs and expenses of FTAI Energy Partners LLC incurred in the ordinary course of business, other corporate overhead costs and expenses of FTAI Energy Partners LLC, (ii) taxes, (iii) permitted tax distributions, (iv) financing for certain permitted investments, (v) salary, bonus and other benefits payable to officers and employees of parent and any other director or indirect parent company of Jefferson Gulf Coast Energy Holdings LLC to the extent related to the ownership or operation of Jefferson Gulf Coast Energy Holdings LLC, and (vi) fees and expenses related to any unsuccessful equity or debt offering by Parent that is directly attributable to the operations of Jefferson Gulf Coast Energy Holdings LLC, Jefferson Gulf Coast Energy Partners LLC or their subsidiaries. As a result of these restrictions, Jefferson may only make limited distributions to us, if any, which in turn limits the availability of cash from Jefferson that we may use to make distributions to our shareholders.

The Company has revised the disclosure on page 94 under the "Series 2012 Bonds" as follows:

On August 1, 2012, Jefferson County Industrial Development Corporation issued $46.9 million of its Series 2012 Bonds to specifically fund construction and operation of an intermodal transfer facility for crude oil and refined petroleum products. The proceeds of this issuance were loaned to Jefferson Terminal, to be held in trust as restricted cash, to ensure adherence to the restrictions of the use of the funds. Use of the proceeds requires approval from a trustee prior to release of funds. _Such restricted cash may only be released to us after payment of applicable reserves, including a six-month interest reserve, and expenses, as determined by the trustee._

VII.   The Company has expanded its disclosure on page 10 to quantify the Company's expected range of net income and net income attributable to members for the three months ended March 31, 2015. The revised disclosure is as follows:

Preliminary Estimated Results for the Three Months Ended March 31, 2015. For the three months ended March 31, 2015, we



expect to report total revenues in the range of $33.0 million to $35.0 million, comprised of Equipment Leasing revenues in the range of $22.5 million to $23.5 million and Infrastructure revenues in the range of $10.5 million to $11.5 million. *For the three months ended March 31, 2015, we expect to report net income in the range of $1.4 million to $2.4 million, and net income attributable to members in the range of $5.0 million to $6.0 million.* For the three months ended March 31, 2015, we expect to report Funds Available for Distribution ("FAD") in the range of $13.4 million to $14.4 million.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the final prospectus related to the offering may be obtained from Citigroup Global Markets Inc., telephone: 1 (800) 831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated, telephone: 1 (866) 500-5408; or Barclays Capital Inc., telephone 1 (888) 603-5847.